

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Samrat S. Khichi, Esq.
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873

> **Re:** **Catalent, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 30, 2014**
> **File No. 333-193542**

Dear Mr. Khichi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Business, F-8

1. On page 2, you disclose that Catalent was formed in April 2007, when it was acquired by affiliates of Blackstone. Please provide us a description of the terms of Blackstone's acquisition, including amounts and nature of consideration paid/to be paid and the related financing. Tell us how you have reflected the acquisition in Catalent's financial statements and provide us an accounting analysis with reference to authoritative literature supporting your accounting treatment. Also, tell us your consideration for including disclosure herein of the acquisition, its terms and your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Edward P. Tolley III
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017